Exhibit 99.21

MILLENNIAL ESPORTS CORP.

(FORMERLY STRATTON CAPITAL CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended

August 31, 2018

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Millennial ESports Corp. (“Millennial” or “the Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended August 31, 2018. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended August 31, 2018 together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. Information contained herein is presented as at April 8, 2019, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors of the Company (the “Board of Directors” or “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Millennial common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.millennialesports.com or www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Corporation’s management, are intended to identify forward-looking statements. Such statements reflect the Corporation’s forecasts, estimates and expectations, as they relate to the Corporation’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Corporation does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Description of Business

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esport Racing.

Millennial Esports Corp. was incorporated as a private company by certificate of incorporation issued pursuant to the provisions of the Business Corporations Act (Ontario) on April 8, 2011. The authorized share capital of the Company consists of an unlimited number of common shares, without nominal or par value.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Significant Transactions

Acquisition of Eden Games S.A.

On February 27, 2018, the Company closed a share purchase agreement (the “Purchase Agreement”) to acquire a 100% interest of Eden Games S.A. (“Eden Games”), a French based publisher of racing video games (the “Transaction”), with payment of the cash and share consideration under the Purchase Agreement previously having been completed on January 16, 2018.

The terms of the Transaction are as follows:

-	The Company made aggregate cash payments of €6,905,039 ($8,462,125) and issued 4,438,522 common shares, ascribed a fair value of $2,314,216 to shareholders of Eden Games in exchange for acquiring the approximate 83.2% majority interest.
-	The Company is obligated to pay additional purchase price consideration of €1,275,000 ($1,489,277) to the founders of Eden Games within a five day period after October 31, 2018 should the following milestones be achieved:

Completion of McClaren Mode and select winner before September 1, 2017

Development new Gear.Club game modules by January 2018 - €637,500

Revenue in the 12 months subsequent to October 31, 2017 reaches a minimum of €3,000,000 ($3,484,800), and the Company’s cash flow is positive at that point in time: €637,500 ($740,520).

All of the milestones have been met.

As at August 31, 2018, the present value of the contingent consideration is €1,238,566 ($1,446,719) (February 27, 2018 – € 937,251 ($1,148,601)), which is calculated based on a combination of probabilities ranging from 100% (February 27, 2018 - 50% to 100%) or meeting milestone targets, and a discount rate of 19% (February 27, 2018 – 3.5%).

The Company and the sellers of Eden Games have certain call and put options:

●	Until February 27, 2019: the Company had an option to purchase the remaining 104,831 common shares of Eden Games at €12.16 ($14.20) per share (€1,274,745 ($1,480,744) in total)
●	From February 28, 2019 to March 29, 2019: the founders of Eden Games have an option to sell their remaining 104,831 common shares to the Company at €12.16 ($14.13) per share (€1,274,745 ($1,480,600) in total). On March 28, 2019, this option was exercised.
●	Until May 30, 2019: the Company has an option to purchase the 36,478 remaining preferred shares of Eden Games at €24.32 ($28.40) per share (€887,145 ($1,035,975) in total).
●	Until February 27, 2019: the minority shareholders of Eden had an option to sell their remaining preferred shares to the Company at €12.16 ($14.20) per share (€443,572 ($517,120) in total)
●	During the six month period starting from the exercise of the warrants by their holders: the Company has an option to exchange the 8,250 shares issuable upon exercise of the 8,250 incentive warrants for 237,315 Millennial shares,
●	Before February 27, 2020: each Eden Games warrant holder has an option to exchange their warrants for Millennial options (237 options in total).

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

The written put options on the common shares and preferred shares of Eden Games were recorded at the present value of the strike price of the put options. Using a discount rate of 3.5%, the present value of the common share put option was €1,249,020 ($1,458,930) (February 27, 2018 – €1,227,383 ($1,511,449)) and the present value of the preferred share put option was €437,621 ($507,663) (February 27, 2018 – €427,093 ($515,938)). The present value is accreted to the redemption amount over the term of the option. The Company recorded accretion expense of $34,673 with respect to the put option redemption liability, during the year ended August 31, 2018.

As the fixed price put options transferred the risks and rewards of ownership of the minority interest to the parent, a non-controlling interest is not recorded with respect to the shareholdings covered by the put options.

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition.

Highlights

On April 16 2018, the Millennial Esports mobile racing game, Gear.Club, has been featured in live races for cash prizes at the company’s dedicated Esports venue in Las Vegas, thE Arena. Through this new initiative, which takes place every Thursday, Friday, and Saturday, Millennial Esports has offered gamers the chance to win up to $400 in cash, with select events offering up to $1,250 to top performers. Using eight immersive live racing simulators, individuals race against friends and other racers on Millennial’s proprietary racing game title, Gear.Club. The unique never-before-seen competitive experience, played on Gear.Club Unlimited for Nintendo Switch, provides gamers with access to food and beverage services at thE Arena, Las Vegas’ original Esports venue, while offering the opportunity to win cash prizes.

On April 16, 2018, Millennial Esports announced that it has kicked off its first campaign for its mobile game franchise, Gear.Club, by offering the ultimate gear head experience - the chance to drive an F1 car. This is the first major marketing campaign Millennial Esports has undertaken since closing the purchase of a majority interest in Eden Games in January. As part of its new marketing approach to encourage gamers to experience Gear.Club, Millennial will offer real world car-related prizes and experiences. In a new breakthrough approach for the mobile racing game industry, downloading the free mobile Gear.Club game could lead to an F1 driving experience, making participation both attractive and extremely easy for both current and new Gear.Club fans. Gear.Club will open the doors to dream events and prizes for those that download the game and become the fastest drivers in each regular competition. The first competition will feature a semi-final for the six best drivers on the mobile game. These six will be flown to the United Kingdom (U.K) for a day of driving various racing cars. The best of those gamers will then be invited to drive a real F1 car at an actual F1 circuit.

On May 4, 2018, the Company partnered with LVL UP EXPO to serve as title sponsor at the number one video game, technology, and anime convention, was held at the Las Vegas Convention Center. As part of the partnership, Millennial is providing attendees with the chance to participate in live Gear.Club races using immersive racing simulators. Previously used only as part of the wildly successful Gear.Club Cash Races series, this is the first time the simulators will be available outside of thE Arena, Millennial’s dedicated Las Vegas Esports arena. Using four immersive live racing simulators, individuals race against friends and other racers on Millennial’s proprietary racing game title, Gear.Club. The unique never-before-seen competitive experience, played on Gear.Club Unlimited for Nintendo Switch, provides gamers with a heart pounding thrill ride and the thrill of beating their competitors. Available throughout the weekend at LVL UP EXPO, it is an exciting opportunity for both long-time and new fans of Gear.Club to take their passion for racing to the next level in real competition. LVL UP EXPO took place from May 4-6, 2018 at the Las Vegas Convention Center.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

On May 4, 2018, the Company announced that movie studio production executive Doug Belgrad has resigned from the Company’s board of directors to devote his full time and attention to his film and television production company. As Millennial’s strategic focus is now solidly on mobile Esports and racing themes, a search for a new board member who brings unique expertise and experience in these areas is underway.

On July 24, 2018, the Company announced that the Company’s relationship with Amazon GameOn continues to bear fruit, as evidenced by a 20 per cent increase in tournament player retention for the Gear.Club mobile racing game when compared to average benchmark retention in other tournaments run by Millennial Esports’ Eden Games in the past. Eden had been seeking to bring new users to Gear.Club, while also increasing engagement with current players to result in more driving time. To accomplish this, Eden integrated Amazon GameOn to easily run cross-platform tournaments, including leaderboards, and to award players with real-world prizes fulfilled by Amazon. In March 2018, Eden Games ran its United States (U.S.) Series Tournament in Gear.Club, inviting players to race to the top of the leaderboard for a chance to win an Amazon Echo device. While big cash pools may be successful with PC games, David Nadal, CEO of Eden Games, has seen more success with real-world prizes in mobile games. And, with shorter tournament cycles and more regular chances to win prizes, players are incentivized to keep coming back.

On August 1, 2018, the Company announced that it has appointed Stephen Shoemaker to the dual roles of CEO and President commencing on August 1, 2018, following the successful conclusion of Bob Reif’s tenure as President and former CEO Alex Igelman’s transition to Executive Chairman.

On August 15, 2018, the Company announced that an innovative collaboration between ESPN and Millennial Esports will see Esports racing content featured on the leading sports channel supporting coverage during the second half of the Formula 1 season. World’s Fastest Gamer powered by Millennial Esports will document how McLaren, a global luxury automotive, sports, and technology brand, found its 2018 simulator driver from tens of thousands of gamers across the globe. Over four half-hour shows specifically produced for ESPN, viewers will be told the story of why Millennial Esports and McLaren reached into the rapidly growing world of Esports and Gaming to find the best racing talent on the planet. From thousands of gamers racing online, 12 were taken to McLaren’s famous Formula 1 facility in the UK to compete head-to-head for a contract to become a McLaren simulator driver.

On August 15, 2018, the company announced that Eden Games, in partnership with Microids, will release Gear.Club Unlimited 2 exclusively for Nintendo Switch, the leading game console for Nintendo Co. Ltd. (tyo:7974). Although the Company has not yet provided a release date, it is expected that Gear.Club Unlimited 2 will be available before the end of 2018. In December 2017, Eden Games took the Nintendo world by storm with the release of Gear.Club Unlimited, the most successful racing game on the Nintendo Switch. In Gear.Club Unlimited 2 racers will be able to power through almost 3,000 km of roads - through nature parks, on mountainsides, in the middle of the desert, and along a gorgeous coastline. As fans of Eden have come to expect, the game features more than 50 licensed cars from the world’s most famous manufacturers, including the Porsche 718 Boxster, McLaren 720, 918 Spyder, 911 GT2RS, Lotus 3-Eleven and Dodge Viper, which is produced by the Fiat Chrysler Automobiles NV. Players can manage and personalize their garage, as well as their racing cars, which can be visually customized through paint and bodywork and performance-tuned to enhance driving performance. Gear.Club 2 Unlimited offers more than 250 all new races, including championships, challenges and a story mode where racers can save the family team from bankruptcy by taking on charismatic riders from across the globe. Players can also create and manage their own club, recruiting the best drivers that cross their path and challenging rival clubs from around the world to see their crew’s name appear at the top of the leaderboard.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

On August 21, 2018, the Company announced that Henrik Christian Drue heads the list of six finalists in the groundbreaking Gear.Club competition to drive a real Williams F1 racecar. Denmark’s Dr. Drue, a radiologist by training, is one of six mobile gamers with a shot of driving the F1 car after qualifying for the final of the Gear.Club powered by Millennial Esports competition online. The six finalists will now be tested on a variety of racing cars at the Bedford Autodrome in the UK on September 17, from where the winner will fly directly to France to drive the Williams F1 car on the Magny Cours circuit.

Selected Annual Information

	Year Ended August 31, 2018 $	Year Ended August 31, 2017 $
Total assets	14,908,615	8,840,509
Total liabilities	8,118,943	10,277,973
Working capital **	(4,979,229)	1,198,968
Expenses (Income)	15,995,945	10,411,313
Net (loss) income	(11,503,463)	(10,056,525)
Net (loss) earnings per share, basic and diluted	(0.08)	(0.12)

**Working capital is comprised of current assets less current liabilities, excluding warrant liability.

Twelve Months Ended August 31, 2018 vs Twelve Months Ended August 31, 2017

The Company reported a net loss of $11,503,463 for the year ended August 31, 2018 (year ended August 31, 2017 – $10,056,525). During 2017, the Company’s operational focus was integrating the Eden Games acquisition and using the synergies obtained with Ideas and Cars and Worlds Fastest Gamer to position the company to be the global leader in automotive racing esports.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Significant variances are as follows:

●	Salaries and wages expenses increased to $1,785,587 during the 2018 fiscal year from $519,068 for the year ended August 31, 2017, driven by the Eden Games Acquisition and additional corporate staffing requirements.
●	Consulting increased to $2,664,266 during the 2018 fiscal year from $680,690 for the year ended August 31, 2017, as the Company made greater use of consultants as it grew the corporate infrastructure, as well as increasing compensation for key management.
●	Professional fees increased to $1,064,612 during the 2018 fiscal year, from $725,861 in the year ended August 31, 2017, reflective of the growth in corporate structure coupled with the costs administering Eden Games acquisition. These fees consist primarily of legal, accounting and audit costs incurred.
●	Website and interest charges grew to $169,799 during the year ended August 31, 2018, from $127,500 the year ended August 31, 2017, reflective of the growth of the company’s operations and on-line presence.
●	A loss on the write-down of investments, fixed assets, and impairment of goodwill amounted to $5,514,589. No prior write-downs from the year ending August 2017. For details, please see notes 7, 9, and 12 of the Company’s annual audited consolidated financial statements for the year ended August 31, 2018.
●	During the year ended August 31, 2018, the Company reported a loss on foreign exchange of $101,079 with a gain of $53,908 being reported for the year ended August 31, 2017. The fluctuation is driven by the relative variance in value between the Canadian dollar, the Great Britain Pound, the European Currency Unit, and the United States dollar experienced during the respective periods.
●	Travel increased to $419,130 for the year ended August 31, 2018 from $151,832 reported for the year ended August 31, 2017, as the Company promoted its operations and supported tournament operations.
●	Revenue from operations amounted to $3,632,838 for the year ended August 31, 2018, primarily from Games and membership income (primarily the Gear Club), as compared with $309,030 during year ended August 31, 2017.
●	During the year ended August 31, 2018, the Company recorded a $4,908,704 gain on change in fair value of its warrants (year ended August 31, 2017 – $5,424,782 loss), driven primarily by a marked increase in the market value of the Company’s shares experienced in the year ended August 31, 2018.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Selected Quarterly Information

A summary of selected information for each of the quarters presented below is as follows:

		Net Loss
For the Period Ended	Revenue ($)	Total ($)	Basic and diluted loss per share ($)	Total assets ($)
2018 - August 31	1,529,181	(9,818,790)	(0.07)	14,908,615
2018 – May 31	1,025,713	119,992	-	20,318,954
2018 – February 28	533,571	79,758	-	21,175,895
2017 – November 30	544,373	(1,884,423)	(0.02)	7,897,520
2017 - August 31	117,332	(4,924,309)	(0.07)	8,840,509
2017 – May 31	142,847	(3,459,114)	(0.03)	3,567,302
2017 – February 28	12,426	(658,093)	(0.01)	1,974,445
2016 – November 30	36,425	(1,060,767)	(0.01)	2,656,002

Three Months Ended August 31, 2018 vs Three Months Ended August 31, 2017

The Company reported a net loss of $9,818,790 for the three months ended August 31, 2018 (three months ended August 31, 2017 – $4,924,309). This is primarily driven by the company’s decision and concurrent opinion by our auditors to write down and impair certain assets, which are disclosed in the company’s financial statements. The company would have sustained a loss regardless due to its focus of building a premiere esports company with top tier brands which will enable the company to scale and focus its attention of developing these core assets.

Significant variances are as follows:

●	Professional fees increased to $428,697 for the August 31, 2018 three-month period ended, from $488,405 in the three months ended August 31, 2017, reflective of the growth in corporate structure coupled with the Eden Games acquisition. These fees consist primarily of legal, accounting and audit costs incurred.
●	Salaries and wages expenses increased $651,721 for the August 31, 2018 three-month period ended from $172,215 in the three months ended August 31, 2017, driven by the Eden Acquisition and additional corporate staffing requirements.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

●	Consulting increased to $602,813 from $297,785 for the August 31, 2018 three-month period ended, as the Company made greater use of consultants as it grew the corporate infrastructure as well as increasing compensation for key management.
●	During the three months ended August 31, 2018, the Company reported a loss on foreign exchange of $155,709, with a gain of $44,464 being reported for the comparative period. The fluctuation is driven by the relative variance in value between the Canadian dollar, Great Britain Pound and the United States dollar experienced during the respective periods.
●	Travel increased to $109,751 in the three months ended August 31, 2018 from $59,752 in the reported for the three months ended August 31, 2017, as the Company promoted its operations and supported tournament operations in addition to Eden Games.
●	Revenue from operations amounted to $2,655,386 for the three months ended August 31, 2017, due to Eden Games, as compared with $117,332 during the three months ended August 31, 2017.
●	A loss on the write-down of investments, fixed assets, and impairment of goodwill amounted to 5,514,589. No prior write-downs form year ending August 2017. For details, please see notes 8, 10, and 12 of the Company’s annual audited consolidated financial statements for the year ended August 31, 2018.

Liquidity and Capital Resources

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. As at August 31, 2018, the Company had a cash balance of $607,933 (August 31, 2017 - $1,599,063), to settle current liabilities of $7,489,059 (August 31, 2017 - $8,334,528).

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not generate significant revenue, managing liquidity risk is dependent upon the ability to secure additional financing. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $25,016,122 as at August 31, 2018 (August 31, 2017 - $13,512,659). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at August 31, 2018 and 2017, the Company had working capital of deficit of $4,979,229 (August 31, 2017 - $1,198,968) which is comprised of current assets less current liabilities, excluding warrants payable, contingent performance share obligation, convertible debt and conversion feature of convertible debt. The Company has been successful in securing operational financing to date.

On December 18, 2018, the Company closed a first tranche of its non-brokered private placement of convertible debentures in the principal amount of $1,600,000. The debentures will mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$0.09 ($0.07) per unit for the first 12 months and thereafter at a price of CAD$0.10 ($0.08) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$0.09 ($0.07) per share for the first 12 months and thereafter at a price of CAD$0.10 ($0.08) per share for a period of five years from the issuance of the debentures. The funding from this debenture issuance originated from a company with which a director of Millennial is an officer.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Proceeds of the private placement will be used for, among other things, the payment of certain acquisition costs, operational items related to acquisitions by the Company, and other corporate matters.

All securities issued pursuant to the private placement will be subject to a statutory hold period expiring four months and one day from closing.

On September 30, 2018, the Company closed a series of promissory notes totalling CAD$264,000 ($203,824). These notes are unsecured, bear interest at 18% per annum (with a minimum of 4 months interest being payable) one year term, maturing on September 30, 2019. Of the amounts raised, CAD$100,000 ($77,206) was received from a company with which a director of the Company is an officer, and CAD$32,000 ($24,706) was received from a company controlled by a director of the Company.

Subsequent to August 31, 2018, 100,000 CAD$0.05 ($0.04) warrants were exercised for gross proceeds of CAD$5,000 ($3,451).

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Proposed Transactions

Other than that which is contemplated in this document, as of the date of this document, there are no proposed transactions.

Foreign Currencies

Transactions involving foreign currencies for items included in operations are translated into USD using the monthly average exchange rate and monetary assets and liabilities are translated at the exchange rate prevailing at the date of the consolidated statement of financial position and all other consolidated statement of financial position items are translated at historical rates applicable to the transactions that comprise the amounts. Translation gains and losses are included in the determination of other comprehensive loss in the statement of loss and comprehensive loss. The following is a summary of the subsidiaries of the company, their country of incorporation, percentage ownership held, and functional currency.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Eden Games	France	100%	Euro
Pro Gaming League Nevada Inc.	Canada	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
IDEAS+CARS Ltd.	United Kingdom	100%	UK Pound
Millennial Esports California Corp.	United States	100%	US Dollar

Related Party Transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	Year Ended August 31, 2018 $	Year Ended August 31, 2017 $
Alex Igleman, Director – former CEO	336,651	187,183
Stephen Shoemaker – current CEO	324,048
Chad Larsson, President – former CEO	7,370	79,234
Robert Suttie, CFO	11,490	8,754

The total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the years ended August 31, 3018 and 2017.

Amounts due to related parties as at August 31, 2018 with respect to the above fees were $252,797 (2017 - $8,143). These amounts are unsecured, non-interest bearing and due on demand.

During the year ended August 31, 2018, the Company expensed $115,989 (2017 - $64,919) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (the “DSA”), together known as the “Marrelli Group” for:

(i)	Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company;
(ii)	Bookkeeping and office support services;
(iii)	Corporate filing services
(iv)	Corporate Secretarial Services

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

The Marrelli Group is also reimbursed for out of pocket expenses.

Both Marrelli Support and DSA are private companies. Robert Suttie is the Vice-President of Marrelli Support.

During the year ended August 31, 2018, 1,250,000 common shares were issued through the exercise of options, in aggregate, to two directors of the Company on exercise of stock options to settle debt of $135,118.

During the year ended August 31, 2018, 997,154 units were issued to three directors pursuant to the January 9, 2018 and July 13, 3018 private placement for gross proceeds of $412,954.

On January 12, 2018, the Company granted 1,100,000 stock options to directors of the Company with an exercise price of CAD$0.72 ($0.56) per share, expiring on January 12, 2023. See note 15.

On January 13, 2018, the Company granted 250,000 stock options to a director of the Company with an exercise price of CAD$0.73 ($0.56) per share, expiring on January 12, 2023. See note 15.

On January 19, 2018, the Company granted 750,000 stock options to an officer of the Company with an exercise price of CAD$0.72 ($0.56) per share, expiring on January 12, 2023. See note 15.

On July 25, 2018, the Company granted 5,000,000 stock options to an officer of the Company with an exercise price of CAD$0.14 ($0.11) per share, expiring on July 25, 2025. See note 15.

On October 30, 2017, the Company granted 3,000,000 stock options to a director with an exercise price of CAD$0.78 ($0.60) per share, expiring on October 30, 2027. During the year ended August 31, 2018, these options were cancelled. See note 15.

On November 3, 2017, the Company granted 500,000 stock options with an exercise price of CAD$0.80 ($0.62) per share, expiring on November 3, 2022 to a director of the Company. During the year ended August 31, 2018, these options were cancelled. See note 15.

On November 22, 2017, the Company granted 1,000,000 stock options with an exercise price of CAD$0.77 ($0.59) per share, expiring on October 31, 2018 to an officer of the Company. The options were cancelled subsequent to the year ended August 31, 2018. During the year ended August 31, 2018, 750,000 and 250,000 options, with exercise prices of CAD$0.72 ($0.56) and CAD$0.73 ($0.56), respectively, granted to a director of the Company were cancelled on November 3, 2017, the Company granted 500,000 stock options with an exercise price of CAD$0.80 ($0.61) per share, expiring on November 3, 2022 to a director of the Company. During the year ended August 31, 2018, these options were cancelled. See note 15.

On November 22, 2017, the Company granted 1,000,000 stock options with an exercise price of CAD$0.77 ($0.59) per share, expiring on November 22, 2027 to an officer of the Company. The options were cancelled subsequent to the year ended August 31, 2018. During the year ended August 31, 2018, 750,000 and 250,000 options, with exercise prices of CAD$0.72 ($0.55) and CAD$0.73 ($0.56), respectively, granted to a director of the Company were cancelled.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Current Global Financial Conditions and Trends

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally, and market perceptions of the attractiveness of particular industries. The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of August 31, 2018, the global economy continues to be in a period of significant economic volatility, in large part due to US, European, and Middle East economic and political concerns which have impacted global economic growth.

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

Recent Accounting Pronouncements

The following standards were adopted during the year ended August 31, 2018:

i)	IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods commencing after January 1, 2017. The amendment was adopted September 1, 2017, with no significant changes to the consolidated financial statements.

ii)	IAS 7 – Statement of Cash Flows (“IAS 7”) was amended in January 2016 to clarify that disclosures shall be provided that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment was adopted September 1, 2017, with no significant changes to the consolidated financial statements.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

i)	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The Company is currently evaluating the impact of IFRS 3 will have on the consolidated financial statements. Earlier adoption is permitted.

ii)	IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and May 2013 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

iii)	In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The Company is currently evaluating the impact of IFRS 16 will have on the consolidated financial statements.

iv)	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

v)	IFRS 15 - Revenue from Contracts With Customers (“IFRS 15”) proposes to replace IAS 18 - Revenue, IAS 11 - Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements, other than increased disclosure requirements.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial Assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.

Fair value through profit or loss (“FVTPL”) - This category is comprised of derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in profit or loss. The Company classifies its cash, short term investments, as fair value through profit and loss.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Loans and receivables - loans and receivables are recognized at the date the Company becomes party to the contract and are recognized at fair value. Subsequent to the recognition date, loans and receivables are measured at amortized costs. The Company classifies its accounts and other receivables and government remittances receivable as loans and receivables.

Financial Liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired.

Fair value through profit or loss – this category is comprised of derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies warrant payable and conversion feature of convertible debt as fair value through profit and loss.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Other financial liabilities – items in this category are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company classifies its accounts payable and accrued liabilities, customer points liability, contingent performance share obligation and convertible debt as other financial liabilities.

Impairment of Financial Assets

Financial assets not carried at fair value through profit or loss are assessed at each reporting date to determine whether there is an objective evidence of an impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

Impairment of Non-financial assets

At the end of each reporting period, non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Any impairment is recognized in the consolidated statement of loss and comprehensive loss.

Use of Management Estimates, Judgements and Measurement Uncertainty

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Foreign Currency Translation

Under IFRS, each entity must determine its own functional currency, which becomes the currency that entity measures its results and financial position in. Judgment is necessary in assessing each entity’s functional currency. In determining the functional currencies of the Company and its subsidiaries, the Company considered many factors, including the currency that mainly influences sales prices for goods and services, the currency of the country whose competitive forces and regulations mainly determine the sales prices, and the currency that mainly influences labour material and other costs for each consolidated entity.

Valuation of Warrant Liability

The Black-Scholes pricing model is used to determine the fair value for the warrants and utilizes subjective assumptions such as expected price volatility which is based on comparable companies, expected life of the warrant at the risk free rate. Any changes in these input assumptions can significantly affect the fair value estimate.

Calculation of Customer Points Liability

The Company allows customers to earn points on their purchases of membership fees, as well as for free by playing games or by completing certain achievements. Management estimates the monetary value of customer loyalty points available to be redeemed and which are not expected to be redeemed by customers, based on the customer’s ability to redeem points and the historical redemption patterns. The fair value of the customer loyalty liability is calculated based on the threshold of minimum number of customer loyalty points required for redemption in relation to the value of any merchandise offered by the Company.

The Company offers customer loyalty points for two types of transactions – sales transactions and non-sales transactions. The Company accounts for loyalty points in each of the transactions as follows:

i)	Sales Transactions:

The Company accounts for customer loyalty points awarded during sales transactions as a separate component in a multiple component arrangement. A portion of the total consideration received in this multiple component arrangement includes the issuance of customer loyalty points, which is recognized based on the relative fair values of each of the components and is deferred until the customer loyalty points are ultimately redeemed.

ii)	Non-sale Transactions:

The Company accounts for customer loyalty points awarded during non-sales transactions as a liability in the consolidated statement of financial position. The fair value of the customer loyalty liability is calculated based on the threshold of minimum number of customer loyalty points required for redemption in relation to the value of any merchandise offered by the Company. The Company would set up a liability only once a player realizes a minimum number of accumulated customer loyalty points which would permit redemption.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Income, Valued Added, Withholding and Other Taxes The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Business Acquisitions Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of acquisition date fair values and the value of contingent consideration often requires management to make assumptions and estimates about future events and discount rates. The assumptions with respect to the identification and fair value of intangible assets require a high degree of judgment and include estimates for future operating performance, discount rates, technology migration factors and terminal value rates (See Notes 4, 6 and 7).

The assumptions with respect to valuation of contingent consideration require a high degree of judgment and include estimates for future operating performance and discount rates. Under the terms of the acquisition of Eden Games, the Company is obligated to pay certain additional consideration amounts based on performance milestones being met by Eden Games (See Note 4). As at August 31, 2018, these milestones had been met. The value of the contingent consideration at August 31, 2018 was $1,446,719. The Company was also obligated to pay certain additional amounts based on performance milestones related to the IDEAS + CARS acquisition (See Note 7).

Where put options are issued on non-controlling interests, judgement is required in determining whether the risks are considered to be transferred to the parent or whether the risks remain with the non-controlling interest (See Note 4).

Goodwill and Intangible Assets Valuation

Goodwill and intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. Management uses judgment in estimating the recoverable values of the Company’s CGUs and uses internally developed valuation models that consider various factors and assumptions including estimates for future operating performance, discount rates, technology migration factors and terminal value rates. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill and intangible assets.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Valuation of Share-based Payments

The valuation of stock options involves key estimates such as volatility, forfeiture rates, estimated lives, market rates, and likelihood of performance measures being met. See Note 15.

Revenue Recognition

Judgement is required in identifying performance obligations and the timing of satisfaction of the performance obligations.

Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership are transferred to the customer, which is at the time service has been rendered, the amount of revenue can be measured reliably, and the receipt of economic benefits is probable.

The Company derives its revenues from four revenue streams: (a) pay-to-enter tournaments; (b) game development income; and (c) event revenue; (d) membership income.

Pay-to-enter tournaments and fees for head-to-head match revenues are deferred until games are played and completed. Revenue is recognized based on the match stipulations, and is a portion of user winnings.

Game development income is derived from the development and sale of gaming applications and is recognized on a percentage of completion basis.

Event revenue is recognized upon completion of the event.

Any consideration received in advance of services being rendered is recorded as deferred revenue and subsequently recognized as it is earned.

Intangible Assets

Intangible assets consist mainly of computer software, intellectual property rights, customer contracts and brands and are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Intellectual property, customer contracts, and brands acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows, as well as discount rates.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Amortization of Intangible Assets

The Company amortizes its intangible assets using the straight-line method over the following estimated useful lives:

Software	36 months
Customer contracts	60 months
Brands	60 months
Sports gamer platform - back end	60 months
Sports gamer platform- front end	22 months
Applications	36 months

Amortization on any additions to intangible assets commences when assets are available for use.

Critical Accounting Estimates

Income Taxes and Recovery of Deferred Tax Assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets.

Events Occurring After the Reporting Period

i) On January 4, 2019, the Company signed an asset and share purchase agreement to sell its wholly owned subsidiary PGL Nevada, and its interests in thE Arena in Las Vegas, the Millennial Esports tournament app, the LOL Champions app and related assets to Esports Capital Corp. (“ECC”). As a result of the sale, ECC shall be responsible for all ongoing liabilities of these properties in exchange for the Company making a payment of $400,000 to ECC, plus a further CAD$40,000 ($30,640) payment pertaining to the termination of an office lease. ECC shall assume responsibility for all liabilities of PGL Nevada.

ECC is controlled by Alex Igelman, a director of the Company. Completion of the transaction is subject to the approval of the TSX-V.

ii) On December 18, 2018, the Company closed a first tranche of its non-brokered private placement of convertible debentures in the principal amount of $1,600,000. The debentures will mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$0.09 ($0.07) per unit for the first 12 months and thereafter at a price of CAD$0.10 ($0.08) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$0.09 ($0.07) per share for the first 12 months and thereafter at a price of CAD$0.10 ($0.08) per share for a period of five years from the issuance of the debentures. The funding from this debenture issuance originated from a company with which a director of Millennial is an officer.

Proceeds of the private placement will be used for, among other things, the payment of certain acquisition costs, operational items related to acquisitions by the Company, and other corporate matters.

All securities issued pursuant to the private placement will be subject to a statutory hold period expiring four months and one day from closing.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

iii) On September 30, 2018, the Company closed a series of promissory notes totaling CAD$264,000 ($202,224). These notes are unsecured, bear interest at 18% per annum (with a minimum of 4 months interest being owed) one-year term. Of the amounts raised, CAD$100,000 ($76,600) was received from a company with which a director of the Company is an officer, and CAD$32,000 ($24,512) was received from a company controlled by a director of the Company.

iv) On September 14, 2018, the Company issued 2,000,000, CAD$0.13 ($0.10) options to the Company’s Chief Marketing Officer. The options vest in accordance with certain share and performance targets and have a term of seven years.

v) Subsequent to August 31, 2018, 100,000 and 180,000 options with exercise prices of CAD$0.72 ($0.55) and CAD$0.14 ($0.11), respectively, issued to the Company’s former Chief Technology Officer were cancelled.

vi) Subsequent to August 31, 2018, Mr. Ron Spoehel resigned as a director of the Company.

Capital Management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of strategic acquisitions; and
●	to maximize shareholder return through enhancing the share value.
●	The company is looking for additional capital injections

The Company considers its capital to be its shareholders’ equity. As at August 31, 2018, the Company had shareholders’ equity of $6,789,672 (August 31, 2017 - $1,437,464 deficiency). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the years ended August 31, 2018 and 2017. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of August 31, 2018, the company was not compliant with Policy 2.5.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Contingencies and Commitments

i) Operating Leases

Eden Games is obligated under operating leases for use of its office premises for a 9 year period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($19,150) is required every quarter. Annual future minimum rental payments under operating leases are as follows:

2019	€ 66,667 ($51,067)

ii) Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €125,560 ($149,880) and €Nil for the year ended August 31, 2018. Eden Games is required to remit 15% of the 8% royalty earned through F1 mobile sales to a third party as a commission for assisting in negotiations of the contract.

iii) Consulting Contracts

The Company is committed to pay $49,850 in fiscal 2019 under the terms of a consulting services contract.

Under the terms of a consulting agreement, the Company is committed to pay an individual the following commissions on any transactions closing within twelve months of termination:

-	10% commission of the value of all commercial arrangements that are referred to the Company that executed and consummated

-	6% commission on any equity funds raised through his connection and 2% on any debt funds raised

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement, the Company is committed to pay six months severance in the event of termination, amounting to $113,914. If revenue from the Eden mobile app exceeds £100,000 ($111,681) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($111,681) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($111,681).

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

iv) Employment Contracts

Under the terms of an employment contract undertaken with the Company’s Chief Executive Officer (“CEO”), the Company is committed to pay nine months severance in the event of termination, amounting to $225,000. Additionally, the CEO’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Under the terms of an employment contract undertaken with the a facility manager, the Company is committed to pay three months severance in the event of termination, amounting to $8,250. Additionally, the facility manager’s agreement contains a provision for a discretionary annual bonus for up to 20%.

The Company is committed to pay $230,000 under the terms of a 24 month fixed term contract with the Company’s Executive chairman, commencing August 1, 2018.

v) Software Contract

The Company is committed under the terms of a software license agreement until Jun 1, 2021 for annual fees of $87,907, or $263,722 in aggregate.

Risks and uncertainties

Risk Management

In the normal course of business, the Company is exposed to a number of risks that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

Fair Values

The Company has designated its cash and short-term and long-term investments as FVTPL which are measured at fair value. Fair value of cash is determined based on transaction value and is categorized as a Level One measurement. Short-term and long-term investments are categorized as a Level Two measurement.

●	Level One - includes quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level Two - includes inputs that are observable other than quoted prices included in Level One.
●	Level Three - includes inputs that are not based on observable market data.

As at August 31, 2018 and 2017, both the carrying and fair value amounts of the Company’s cash, short- term investments, accounts and other receivables, government remittances receivable, accounts payable and accrued liabilities, McLaren loan, put redemption liability, and customer points liability are approximately equivalent due to their short term nature.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to accounts and other receivables. Management believes credit risk with respect to financial instruments included in accounts and other receivable is minimal. As at August 31, 2018 and 2017, all of the Company’s accounts receivable are current and the allowance for doubtful account is $nil. The Company’s maximum exposure to credit risk as at August 31, 2018 and 2017 is the carrying value of accounts and other receivables.

Millennial ESports Corp. Management’s Discussion and Analysis For the Year Ended August 31, 2018 Dated: April 08, 2019

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations. The Company manages its liquidity risk by forecasting it operations and anticipating its operating and investing activities. All amounts comprising accounts payable and accrued liabilities, McLaren loan, put redemption liability contingent consideration liability, current portion of long-term debt, and customer points liability of $6,635,775 (2017 - $1,145,571) are due within one year.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market risk factors. The market risk factor that affects the Company is foreign currency risk.

Foreign Currency Risk

The Company is exposed to foreign currency risk due to the timing of their accounts payable balances, valuation of its warrant liability and contingent share obligation due to the use of prevailing exchange rates in the valuation process. The risk associated with accounts payable mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. Warrant liability and contingent share liability are non-cash items with foreign exchange variances presented as gains or losses on the Company’s consolidated statements of loss and comprehensive loss. Aside from these items, the Company is not exposed to significant foreign currency risk based on its current operations.

Concentration of Risk

During the year ended August 31, 2018, three customers represented 87% of revenue and as at August 31, 2018, 75% of accounts and other receivables. There were no significant concentrations during the year ended August 31, 2017.

Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over the next twelve months:

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, GBP and Canadian dollars. Sensitivity to a plus or minus one percentage point change in exchange rates would impact the reported net loss by approximately $125,000 for the year ended August 31, 2018.

Disclosure of Outstanding Share Data

As at the date of this document, the Company had 165,194,518 issued and outstanding shares, 22,181,519 warrants exercisable between C$0.05 and C$1.20, expiring between October 20, 2019 and July 12, 2020, and 13,025,000 options with a weighted average exercise price of C$0.21.